NEXTNAV INC.

11911 Freedom Drive, Ste. 200

Reston, Virginia 20190

December 16, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jenny O’Shanick

Re:	NextNav Inc. Registration Statement on Form S-3 Filed December 13, 2024 File No. 333-283800 Request for Acceleration of Effective Date

To Whom it May Concern:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, NextNav Inc. hereby requests that the U.S. Securities and Exchange Commission accelerate the effective date and time of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and declare the Registration Statement effective as of 4:00 p.m., Eastern Time, on December 18, 2024, or as soon thereafter as possible.

The Company requests that it be notified of such effectiveness by a telephone call to Randy Segal of Hogan Lovells US LLP at (703) 403-7477.

NEXTNAV INC.

By: /s/ Christian D. Gates Name: Christian D. Gates Title: Chief Financial Officer